

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 22, 2016

Via E-mail
Garo Kholamian
President, GK Development, Inc.
GK Investment Holdings, LLC
257 East Main Street, Suite 200
Barrington, IL 60010

> **Re: GK Investment Holdings, LLC**
> **Offering Statement on Form 1-A**
> **Filed December 23, 2015**
> **File No. 024-10510**

Dear Mr. Kholamian:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Part II – Offering Circular

General

1.   Please revise discussions of the Forced Sale Agreements to clarify that the Agreements terminate automatically on the first anniversary of the Closing Date or in the event the real property underlying the Forced Sale Agreement is sold to a third party. Please also tell us how you determined the value of the Ridgmar Equity and Lakeview Equity subject to the Forced Sale Agreements.

Garo Kholamian
GK Investment Holdings, LLC
January 22, 2016

Offering Circular Cover Page

2.   Please revise to provide the termination date of the offering. Refer to Item 1 of Form 1-A.

3.   Your tabular disclosure outlines the maximum payment of $4.5 million in broker-dealer fees, commissions, and expense reimbursements with the remaining proceeds going to the issuer. Part I of the Form 1-A outlines the payment of promoter fees to GK Development. Similar disclosure is provided on page 55. Please revise the cover page disclosure or advise.

Risk Factors

4.   On page 25 you state that only the members of the Company have the right to remove GK Development as manager, and only if the manager has filed for bankruptcy or is adjudicated insolvent. Disclosure on page 26 indicates that approval of the manager is required for the Company to take a number of actions, including filing for bankruptcy or initiating proceedings to have the Company adjudicated insolvent. Please tell us what consideration you gave to including a risk factor regarding the potential difficulty of removing the manager.

5.   Please tell us what consideration you gave to including a risk factor regarding your lack of a board of directors. Please also revise your disclosure on page 22, which references special sales of Bonds to your directors.

6.   We note your disclosure on page 55 that provides that, "a Bondholder will be deemed to have consented [to an increase in compensation payable to GK Development or its affiliates] . . . if he has not objected in writing within five (5) calendar days after the receipt of the consent request." Please tell us what consideration you gave to including risk factor disclosure regarding this negative consent provision and how it may impact investors.

Use of Proceeds, page 19

7.   Please describe any anticipated material changes in the use of proceeds if all of the securities being qualified are not sold. See Instruction 3 to Item 6 of Form 1-A.

8.   We note that you will reimburse your manager for expenses incurred in connection with your organization and offering. Please disclose the amount of reimbursable costs incurred to date and your accounting policy for organization and offering costs.

9.   We note in footnote 3 that you intend to reimburse your manager for its portions of the salaries of the employees of its affiliates. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

10.   Please revise this section to discuss your plan of operations for the next 12 months. In this regard, please indicate whether the proceeds from this offering will satisfy your cash requirements for the next 12 months, and whether it will be necessary to raise additional funds in the next six months to implement the plan of operations. Refer to Instruction 3(c) to Item 9 of Form 1-A.

Description of Real Estate, page 33

11.   We note that both Lakeview Square and Ridgmar consist of owned and leased space. Please confirm if the total operating revenue and net operating income figures presented relate solely to the leased space. Please balance this information with net income. Please also explain the relevance of these figures in the context of the Ridgmar Mall given that the Cash Flow Loan is tied to profits generated by Ridgmar.

12.   We note your disclosure that GK Preferred and Ridgmar Equity will provide you Cash Flow Loans from distributions received from Lakeview Equity and profits generated by Ridgmar, less any expenses or losses incurred by Owner or Senior Mezz, in a given year. Please revise your disclosure to specify the amounts of distributions received by GK Preferred from Lakeview Equity and 12.5% of the profits generated by Ridgmar Mall for the fiscal year ended 2015.

Certain Covenants, page 39

13.   On page 40 you state that "the Cash Flow Lenders are obligated to advance the Company up to the entirety of the monthly cash flow from the Lakeview Equity and Ridgmar Equity, in order to enable the Company to meet the Cash Coverage Ratio covenant. On pages 33-34 you state the Cash Flow Loans are based on distributions received from Lakeview Equity and profits generated by Ridgmar. Please revise to reconcile.

Directors and Executive Officers, page 48

14.   Please note that the term "executive officer" includes any person who performs policy making functions for the issuer. See Instruction 2 to Item 10(a) of Form 1-A. Please revise to identify any such executive officers. Please also revise the signature page to include the signature of any such person, in their capacity as principal executive officer, principal financial officer, principal accounting officer, and also on behalf of the company. Refer to Instruction 1 to the Signatures on Form 1-A.

Specific Conflicts Inherent in the Company, page 54

15.   The waiver contained in the first paragraph of this section appears to conflict with Section 14 of the Securities Act of 1933. Please revise accordingly.

Compensation of the Manager and its Affiliates, page 55

16. Please revise to estimate front-end fees, such as acquisition fees, to be paid during the first fiscal year of operations.

Prior Performance Summary, page 56

17. Please revise your disclosure to include the aggregate dollar amount of property purchased; the percentage of properties that are commercial and residential; the percentage of new, used or construction properties; and the number of properties sold. Refer to Item 8.A.1 of Industry Guide 5.

18. Please revise your disclosure to include any material adverse business developments or conditions experienced by any prior program sponsored by GK Development. Refer to Item 8.A.2 of Industry Guide 5.

Prior Performance Table III, pages A-4 – A-9

19. Please confirm that cash distribution information and source are presented "per $1,000 invested." Please also confirm that cash distributions paid by GK Preferred Income II (Ridgmar), LLC were paid from investment income.

Exhibits

20. Please file the Operating Agreement as an exhibit. Refer to Instruction 6 to Item 17 of Form 1-A.

21. Please file all required exhibits as promptly as possible. We will review the exhibits prior to qualification of the offering statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

Garo Kholamian
GK Investment Holdings, LLC
January 22, 2016

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jaime John, Accounting Branch Chief, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Trevor Wind
        Kaplan Voekler Cunningham & Frank PLC